SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

MERIDIAN WASTE SOLUTIONS, INC.
(Name of Issuer)

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
(Former Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

58985L
(CUSIP Number)

Jeffrey Cosman 12540 Broadwell Road, Suite 2104 Milton, GA 30004 (678) 871-7457
(Name, address and telephone number of person authorized to receive notices and communications)

March 11, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Jeffrey Cosman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	35,504,662 *
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	35,504,662 *
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,504,662 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75%*
14	TYPE OF REPORTING PERSON IN

* This amount is comprised of the following votes: (i) 8,038,843 shares of common stock owned directly by Mr. Cosman; (ii) 3,322,809 shares of common stock owned by Here to Serve Holding Corp., a company for which Mr. Cosman is the Chief Executive Officer and sole director, and accordingly, has sole voting and dispositive power; and (iii) 24,143,010 votes based on ownership of 51 shares of Series A Preferred Stock, of which Mr. Cosman owns all of the 51 shares of such class authorized, issued and outstanding.  Each one (1) share of Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. This amount does not include 4,253,074 shares of restricted stock that has not yet vested  Pursuant to the Director Agreement entered into between the Company and Mr. Cosman dated March 11, 2016 the Company had been obligated to issue certain additional shares of common stock and options to Mr. Cosman; however, all such obligations have been terminated and all such shares of common stock and options cancelled pursuant to the First Amendment to Director Agreement between the Company and Mr. Cosman dated April 13, 2016.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, $0.025 par value per share (the “Common Stock”), of Meridian Waste Solutions, Inc., a New York corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 12540 Broadwell Road, Suite 2104, Milton, GA 30004.

Item 2 Identity and Background.

The Statement is being filed by Jeffrey S. Cosman (“Mr. Cosman”).  Mr. Cosman is the Chief Executive Officer and a Chairman of the Board of Directors of the Company with an address at c/o Meridian Waste Solutions, Inc. 12540 Broadwell Road, Suite 2104, Milton, GA 30004.

During the last five years Mr. Cosman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Cosman acquired the reported 11,361,652 shares of the Company’s common stock and 51 shares of the Company’s Series A Preferred Stock (collectively, the “Shares”) as follows:

On October 31, 2014, in accordance with the closing of that certain membership purchase agreement dated October 17, 2014 (the “Purchase Agreement”) disclosed in the Current Reports on Form 8-K filed with the Securities and Exchange Commission on October 22, 2014 and November 5, 2014, 2,448,000 shares of the common stock of the Issuer were issued to Mr. Cosman and, in connection therewith, 51 shares of Series A Preferred Stock were issued to Mr. Cosman, with designations, rights and preferences as filed in the Company’s Certificate of Amendment to Certificate of Incorporation filed with the State of New York on December 8, 2014.

On October 31, 2014, in accordance with the closing of the Purchase Agreement, 3,822,809 shares of the common stock of the Company were issued to Here to Serve Holding Corp. Mr. Cosman is the Chief Executive Officer and director of Here to Serve Holding Corp. and, accordingly, has sole voting power and sole dispositive power over such 3,822,809 shares.

On January 12, 2015, the Company issued 890,843 shares of its common stock to Mr. Cosman received as compensation for services performed for the Company.

On April 16, 2015, Mr. Cosman received 4,700,000 shares of common stock as repayment of certain funds previously advanced to the Company

On March 11, 2016, Mr. Cosman received a restricted stock award of 4,253,074 issued pursuant to the Company’s 2016 Equity and Incentive Plan and in accordance with the terms and conditions thereof and of the Employment Agreement between the Company and Mr. Cosman and the Restricted Stock Agreement between the Company and Mr. Cosman. Pursuant to such documents the shares underlying such award will not vest until January 1, 2017, provided that, as of such date, Mr. Cosman remains employed by the Company and the Company has achieved certain milestones in the 2016 fiscal year.

On March 11, 2016, in connection with that certain Director Agreement between Mr. Cosman and the Company, Mr. Cosman received 25,000 shares of common stock and 20,000 stock options at an exercise price of $1.71 per share, which shall vest quarterly over the three-year period beginning on March 11, 2016, exercisable for a period of five years.  On April 13, 2016, pursuant to that certain First Amendment to Director Agreement between Mr. Cosman and the Company, such 25,000 shares of common stock and 20,000 stock options were cancelled and the Company’s obligation to issue such equity was terminated.

Item 4 Purpose of Transaction.

Except in connection with the Employment Agreement and in accordance with the terms and conditions thereof, Mr. Cosman does not have any current plans or proposals which relate to or would result in: (a) the acquisition by Mr. Cosman of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Cosman beneficially owns 11,361,652 shares of the issued and outstanding common stock of the Company, comprised of: (i) 8,038,843 shares of common stock owned directly by Mr. Cosman; (ii) 3,322,809 shares of common stock owned by Here to Serve Holding Corp., a company for which Mr. Cosman is the Chief Executive Officer and sole director, and accordingly, has sole voting and dispositive power, but excluding 4,253,074 shares of restricted stock that has not yet vested.  Such 11,361,652 shares represent 48.98% of the total issued and outstanding shares of the Company’s common stock as of the date hereof.  Additionally, Mr. Cosman owns all 51 shares of the issued and outstanding Series A Preferred Stock of the Company, and each one (1) share of Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total issued and outstanding Common Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. Therefore, in the aggregate, Mr. Cosman may cast 35,504,662 of 47,340,233 votes, equivalent to approximately 75%.

(b) Mr. Cosman holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Cosman in the Issuer’s Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Cosman; however, the Shares owned by Here to Serve Holding Corp. will subsequently be distributed to such company’s shareholders.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Cosman, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Cosman and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2016	By:	/s/ Jeffrey Cosman
Jeffrey Cosman